Filed Pursuant to Rule 424(b)(3)

Registration No. 333-109489

Prospectus Supplement No. 1

(To Prospectus Dated December 22, 2003)

$210,000,000

3.25% Convertible Notes due August 1, 2010

and the Class A Common Stock

Issuable Upon Conversion of the Notes

This prospectus supplement relates to the resale by the holders of our 3.25% convertible notes due August 1, 2010 and the shares of Class A common stock issuable upon conversion of the notes.

You should read this prospectus supplement together with the prospectus dated December 22, 2003, which is to be delivered with this prospectus supplement. The terms of the notes are set forth in the prospectus.

The table below sets forth additional information concerning beneficial ownership of the notes and the shares of Class A common stock issuable upon conversion of the notes, and supplements and amends the table appearing under “Selling Securityholders” beginning on page 17 of the prospectus. To the extent that a selling securityholder is listed both in the table below and in the table appearing in the prospectus, the information set forth below regarding the selling securityholder updates and amends the information in the prospectus.

Name	Principal Amount of Notes Beneficially Owned that may be Sold	Shares of Class A Common Stock Issuable upon Conversion that may be Sold(1)	Shares of Class A Common Stock Beneficially Owned Before the Offering		Shares of Class A Common Stock Beneficially Owned After the Offering(4)
			Number(2)	Percent(3)	Number(2)	Percent(3)
Bank of America Pension Plan(5)	$4,700,000	384,497	384,497	*	—	*
Global Bermuda Limited Partnership(6)	3,375,000	276,102	276,102	*	—	*
Lakeshore International Limited(6)	12,125,000	991,922	991,922	*	—	*
MSD TCB, LP(7)	15,250,000	1,247,572	1,247,572	*	—	*
OCM Convertible Trust(8)	980,000	80,171	80,171	*	—	*
OCM Global Convertible Securities Fund—DC(8)	105,000	8,589	8,589	*	—	*
Peoples Benefit Life Insurance Company Teamsters(5)	2,100,000	171,796	171,796	*	—	*
Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio(9)	20,010,000	1,636,978	1,636,978	*	—	*
Travelers Indemnity Company—Commercial Lines(8)	140,000	11,453	11,453	*	—	*
Travelers Indemnity Company—Personal Lines(8)	90,000	7,362	7,362	*	—	*
Vanguard Convertible Securities Fund, Inc.(8)	8,430,000	689,641	689,641	*	—	*

*	Indicates less than 1%.
(1)	Assumes conversion of the entire amount of notes held by the selling securityholder at the rate of 81.8080 shares of our Class A common stock per each $1,000 principal amount of notes converted. The number of shares of Class A common stock issuable upon conversion of the notes may be adjusted under circumstances described under “Description of Notes.” Under the terms of the notes, cash will be paid instead of issuing any fractional shares.
(2)	Includes shares of Class A common stock that the selling securityholder has the right to acquire upon conversion of our Class B common stock, Class C common stock, 3.25% convertible notes due August 1, 2010, 6.25% convertible notes due 2009, 2.25% convertible notes due 2009 and 5% convertible notes due 2010.
(3)	Based on 212,081,511 shares of Class A common stock outstanding as of December 15, 2003.
(4)	We cannot estimate the amount of notes or the number of shares of Class A common stock issuable upon conversion of the notes that will be beneficially owned by the selling securityholders after any offering by the selling securityholders because they may sell all or a portion of the notes or the shares of Class A common stock beneficially owned by them. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares of Class A common stock covered by this prospectus will be held by the selling securityholders.
(5)	Camden Asset Management L.P. is the investment advisor of this selling securityholder and has voting and investment control over the securities beneficially owned by this selling securityholder. Roy Astrachen is the portfolio manager of Camden Asset Management L.P.
(6)	John Brandenborg and Michael Frey have voting and investment control over the securities beneficially owned by this selling securityholder.
(7)	Glenn Fuhrman and John Phelan have voting and investment control over the securities beneficially owned by this selling securityholder.
(8)	Oaktree Capital Management LLC (“Oaktree”) is the investment manager of this selling securityholder. Oaktree does not own any equity interest in this selling securityholder but has voting and investment control over the securities beneficially owned by this selling securityholder. Lawrence Keele is a principal of Oaktree and is the portfolio manager for this selling securityholder. Mr. Keele, Oaktree and all employees and members of Oaktree disclaim beneficial ownership of the securities held by this selling securityholder, except for its pecuniary interest therein.
(9)	RG Capital Management, L.P. (“RG Capital”) is the investment manager of this selling securityholder and has voting and investment control over the securities beneficially owned by this selling securityholder. RGC Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities held by this selling securityholder.

Investing in the notes and our Class A common stock involves a high degree of risk.  See “Risk Factors” beginning on page 8 of the prospectus.

We will not receive any of proceeds from the sale of notes or Class A common stock by the selling securityholders. The selling securityholders may sell the notes or Class A common stock either directly or through underwriters, broker-dealers or agents and in one or more transactions at market prices prevailing at the time of sale or at negotiated prices.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 21, 2004.